BURFORD CAPITAL LIMITED

September 28, 2020

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Tonya Aldave
Division of Corporation Finance

Re:	Burford Capital Limited
Registration Statement on Form 20-F (File No. 001-39511)

Dear Ms. Aldave:

Burford Capital Limited hereby respectfully requests that the effectiveness of its Registration Statement on Form 20-F (File No. 001-39511) be accelerated to 4:00 PM on Wednesday, September 30, 2020.

Should you have any questions or comments with respect to this request, please contact Andrew J. Pitts at 212-474-1620.

Very truly yours,

BURFORD CAPITAL LIMITED

By: /s/ Christopher Bogart
Name: Christopher Bogart
Title: Chief Executive Officer

cc:	Andrew J. Pitts. (Cravath, Swaine & Moore LLP)